
07002269

UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 7 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

3530 POST ROAD
(No. and Street)

SOUTHPORT (City) CONNECTICUT (State) 06890 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENEVIEVE FREDA 203 418-9030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GENEVIEVE FREDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., Inc., as of DECEMBER 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Genevieve Freda
Signature

SECRETARY/TREASURER
Title

Donna Hart
Notary Public

DONNA HART
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying consolidated balance sheet of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



New York, N.Y.

January 31, 2007

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents (Notes 1F and 9)	$ 1,453,052
Securities owned at market value (Note 1C)	7,744,687
Good faith deposit	875,000
Accrued interest receivable	62,241
Other receivables	251,841
Prepaid expenses, etc.	348,826
Secured demand note receivable collateralized by marketable securities (Note 5)	450,000
Equipment and furniture, at cost less accumulated depreciation of $454,957 (Note 1E)	349,148
Investments (Note 2)	277,148
Deposits (Note 8)	235,307
TOTAL ASSETS	$ 12,047,250

See Notes To Consolidated Financial Statements

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2006

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to clearing agent, net (Note 4)		$ 383,317
Securities sold not yet purchased, at market value (Note 1C)		112,710
Accounts payable and accrued expenses		2,966,641
Loan payable officer		154,628
Income taxes (Note 6)		672,636
		$ 4,289,932
Subordinated Borrowings (Note 5)		450,000
TOTAL LIABILITIES		$ 4,739,932
Commitments and Contingencies (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	$ 64,939	
Additional paid-in capital	184,212	
Retained earnings	7,701,950	
Less treasury stock, at cost	(643,783)	
TOTAL STOCKHOLDER'S EQUITY		7,307,318
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 12,047,250

See Notes To Consolidated Financial Statements

4. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a market value of $100,000.

5. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures May 31, 2007. The agreement has been approved by the National Association of Securities Dealers, Inc. and the subordinated borrowing is available for use in computing net capital under the Securities & Exchange Commission's uniform net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $579,000 has been deposited, as collateral, with the clearing agent as required by the agreement (See Note 11).

6. INCOME TAXES

Income tax expense of the Company consists of the following:

Current Federal and State income taxes	$ 422,161
Less: Tax benefit from loss in joint ventures	229,000
	$ 193,161

Income tax expense has been reduced by net operating losses and tax exempt interest.

7. 401(K) EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 15% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2006, the Company made no contribution into the plan.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into "when issued" and underwriting contractual commitments. At December 31, 2006 there were no unsold open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, California and New Jersey under agreements extending through March 2011. Minimum annual rentals are as follows:

YEARS ENDED DECEMBER 31,	
2007	$ 415,980
2008	416,834
2009	408,941
2010	358,690
2011	19,626
	$1,620,071

In addition, the Company is responsible for its share of future increases in building taxes, utilities and operating expenses. The Company has deposited with various landlords $59,209 as security.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company leases equipment under non-cancellable operating leases that expire as follow:

YEARS ENDED DECEMBER 31,	
2007	$ 192,087
2008	125,323
2009	48,285
2010	31,590
2011	7,290
	$ 404,575

The Company's wholly owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Pearl River, New York under an agreement extending through July 31, 2009. Security in the amount of $6,098 has been deposited with the landlord. Minimum annual rentals are as follows:

YEARS ENDED DECEMBER 31,	
2007	$ 48,744
2008	48,744
2009	28,434
	$ 125,922

The Company contributed approximately $807,000 for working capital to its joint ventures.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2006 cash on deposit in a high quality financial institution exceeded insured bank limits by approximately $1,164,000.

10. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

11. MINIMUM NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company's net capital and aggregate indebtedness, as defined, were $3,895,174 and $3,513,615 respectively. The net capital ratio was .9020 to 1 or 90.20%. Net capital exceeded requirements by $3,645,174.

12. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 3530 Post Road, Southport, Connecticut 06890 and at the regional office of the Commission located at World Financial Center, Room 4300, New York, New York 10281.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT

OF FINANCIAL CONDITION

DECEMBER 31, 2006

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

We have examined the consolidated financial statements of Herbert J. Sims & Co., Inc. and Subsidiaries for the year ended December 31, 2006 and have issued our report thereon dated January 31, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted audited standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Herbert J. Sims & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.